

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
John Fredericks
General Counsel
Medley Management Inc.
600 Montgomery Street, 39th Floor
San Francisco, CA 94111

> **Re:** **Medley Management Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 23, 2014**
> **CIK No. 0001611110**

Dear Mr. Fredericks:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.      Please quantify the percentage of outstanding Class A common stock as well the percentage of the voting power that Medley Group LLC, and any other entity that is controlled by insiders, will hold after the completion of this offering.

Inside Cover of the Registration Statement - Assets Under Management ($ in Millions)

2.      The presentation in its current position, before the forepart, presents an unbalanced view of the company and its prospects. Please move the presentation so that it appears as part of your presentation in the Summary, and after an appropriate discussion of both your business's history of growth and the challenges that your business faces or provide additional context for the statistics presented.

Summary, page 1

3.      Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of your risks and obstacles you may encounter when implementing this strategy.  The section on page six which cross references the Risk Factors section is insufficient.  For instance, please discuss your performance during the downturn in 2007-2009 and discuss your relatively short operating history.

4.      Please describe how your growth compares to that of your similarly situated peers and the market for middle market finance over the same period.  Also, discuss the extent to which your growth in permanent capital vehicles has offset what appears to be a relatively consistent level of long-dated private funds and SMA's.

Competitive Strengths, page 4

Strong Cash Flow Generation, page 5

5.      You state that your strong and predictable cash flow enables you to continue to, among other things, seed new products.  Please address the following:
   • Tell us how often you create these new seed investments.  For example, tell us the number of new seed products created during the last two fiscal years and subsequent interim period.
   • Describe to us your typical investment in the seed products.  For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.
   • Clarify whether you determined the seeded investment funds to be variable interest entities (VIE) or voting interest entities and describe the circumstances where you would no longer be deemed to control the seed investment.
   • Disclose your policy for accounting for seed capital investments, discuss where they are classified on the balance sheet, and tell us the ending balances for seed investments as of December 31, 2013 and 2012.

Our Structure, page 7

6.      Please include your operating entities on the chart on page nine, including a reference to the percentage of the fees for those entities which are owned by the individuals mentioned in footnote 2.

7.      Please note in the chart or in the footnotes to the chart on pages 9 and 50 the percentage of ownership and voting interest each party will have if all of your LLC Units are exchanged for shares of Class A common stock.

The Offering, page 10

8.      Please include a description of what the voting power will be for holders of Class A common stock after the offering and for Medley Group LLC if the LLC Units are exchanged.

Risk Factors, page 16

Dependence on leverage by our funds and their investee companies…, page 24

9.      Revise this section to indicate the number of your funds that are dependent on leverage, the total capital commitment and assets under management (AUM) for those funds and the average asset coverage for those funds.

Our failure to address conflicts of interest could damage…, page 29

10.     Please include a separate risk factor that describes any conflicts of interest you will need to confront between the interests held by your shareholders and your clients.

Changes in laws or regulations governing our funds' operations…, page 33-36

11.     This risk factor should describe the risks that specific laws and regulations have on your business, rather than a discussion of the impact of regulation on your business generally. Please revise this risk factor so that it discusses each significant aspect of regulatory risks under an appropriate subheading. The revised disclosure should identify the specific rules and regulations and why they present a risk to an investor in your securities. Also, consider moving your more general discussion of your regulatory environment so that it appears as part of the Regulatory and Compliance Matters section on page 121.

A portion of our revenue, net income and cash flow is variable… page 38

12.     We note your disclosure on page 71 that you "believe that our revenue is consistent and predictable." Please revise your disclosure in both sections to clarify the apparent contraction between your management's belief and your risk factor. Also, revise this risk factor to discuss the portions of your income that is variable, the percentage of your overall income that each variable component represents. Finally, revise the risk factor to disclose the extent to which the identified portions of your revenue have caused variability in your results over relevant periods covered by the management's discussion.

The market price of our Class A common Stock may decline…, page 43

13.     Revise this section to state, in the aggregate, the number of shares that may be available for conversion and sale over the next year.  Please separately identify the number of shares that could be exchanged and sold as the expiration of the transfer restrictions.

Market Data, page 47

14.     You are responsible for the information in your registration statement. Please delete any statements implying otherwise.

Organizational Structure, page 48

15.     Please expand your disclosure to discuss how you determined that Medley LLC will be considered a variable interest entity following this offering.  Furthermore, provide us your analysis to support your conclusion that you are the primary beneficiary.

16.     On page 61 you state that you will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC.  Please discuss here that upon completion of this offering you will hold a disproportionate voting and economic interest in Medley LLC.  Within your discussion clearly disclose the percentage of economic interest that you will hold in Medley LLC following this offering.  Revise to more clearly disclose here the means by which you expect to control the management of Medley LLC.

Capitalization, page 55

17.     Please revise the second bullet under this section as well as the footnotes to the table to more clearly describe the transactions to which you are giving effect in the table and adjustments to the "As Adjusted" column.

Unaudited Pro Forma Consolidated Financial Information, page 58

18.     Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.  Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail.  In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

19.     We note that the pro forma adjustments give effect to the application of a portion of the proceeds from this offering to repay outstanding indebtedness.  Revise to present the offering proceeds and repayment of outstanding indebtedness in separate columns from the reorganization.  Revise to clarify here and in the related pro forma footnotes that the

offering proceeds will be used to repay the debt under the CNB Credit Facility as noted on page 53.

20.    We note that some of your pro forma footnotes include multiple adjustments that affect one pro forma financial statement line item.  For example, pro forma adjustment footnote (1) on page 61 adjusts cash and cash equivalents for both the receipt and use of proceeds.  Confirm that you will separately quantify the amounts for each adjustment throughout your presentation.

Unaudited Pro Forma Consolidated Statements of Operations, page 62

21.    Similar to your disclosure on page 131, please expand you description of pro forma footnote (1) to discuss the settlement features of the restricted stock units.

22.    Refer to pro forma footnote (4) on pages 63 and 66.  Please revise to disclose a reconciliation of your effective tax rate to the federal statutory tax rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

23.    It appears that as your permanent capital vehicles (MCC and SIC) have grown in AUM over the past three years, the AUM of your long-dated private funds and SMA's have remained largely stagnant.  Please revise this section to discuss management's view as to whether future growth will continue to depend upon attracting investments through offerings of permanent capital vehicles while private funds continue to decline as a percentage of your overall AUM.

24.    Please provide us with a list of all your long-dated investment funds, including their remaining investment term.

Fee Earning AUM, page 80

25.    As fee earning AUM is a key component in providing a complete analysis of your base management fees, please revise to include a rollforward of your Fee Earning AUM on a consolidated basis and by fund type for each period presented in future filings, including your quarterly filings.  As part of your rollforward, please separately show gross inflows, gross outflows, changes due to market performance, acquisitions/dispositions, and foreign currency translation effects, as applicable.

Components of Fee Earning AUM, page 80

26.    We note that fee earning AUM based on gross asset value and capital commitments increased from March 31, 2013 to March 31, 2014 and from December 31, 2012 to

December 31, 2013. Expand your discussion to discuss the underlying reasons for such increases.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 89

27.     Revise your discussion of the Performance Fee Compensation on page 90 to explain the fact that this expense line item increased by 12% while Performance Fee revenues were a negative $1.5 million in the first quarter of 2014. Discuss how this phenomena is expected to affect future Performance Fee revenues and Performance Fee Compensation expenses.

Debt Instruments, page 92

28.     Revise to describe how the EBITDA component of the "specified ratio of total outstanding debt to EBITDA" for the CNB Credit Agreement compares to and differs from the Core Earnings EBITDA ratio disclosed throughout your filing.

Management, page 124

Composition of the Board of Directors After this Offering, page 125

29.     Please include any parameters placed on your Board's composition by your Certificate of Incorporation and/or bylaws.

Summary Compensation Table, page 128

30.     Please confirm that none of your named executive officers currently have employment agreements with you and that they will not enter into and such agreements in connection with this offering.

31.     Please breakdown the figures in a footnote to your Summary Compensation Table the items that compose the All Other Compensation column.

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Financial Statements for the period ended December 31, 2012

Notes to Combined and Consolidated Financial Statements, page F-12

Note 1- Organization and Basis of Presentation, page F-12

32.     Please revise your disclosure to discuss the extent of common ownership and common control among the "two affiliates entities" presented in the combined and consolidated

financial statements of Medley LLC and Medley GP Holdings LLC, and provide us with your analysis supporting the combined presentation.

Note 2 – Summary of Significant Accounting Policies, page F-12

Principles of Consolidation, page F-12

33.    Please revise to address the following regarding your consolidation of VIEs and partnerships:

- You disclose that you hold variable interests in VIEs that are not consolidated because you are not the primary beneficiary.  You also disclose that the accompanying combined and consolidated financial statements do not include VIEs.  Please revise to provide a table depicting all VIEs with which you are affiliated, separately identifying the consolidated VIEs form the unconsolidated VIEs.  Refer to ASC 810-10-50.
- Revise your statement that your financial statements do not include VIEs to more clearly describe your involvement with consolidated and unconsolidated VIEs and to disclose how these VIEs are reflected in your financial statements.  If you hold no interests in a consolidated or unconsolidated VIE during the periods presented, then clearly state that fact.
- You disclose that a fund is typically considered a VIE to the extent that your equity at risk is less than significant in a given fund and you have no obligation to fund any future losses.  Please clarify your disclosure, if true, that the evaluation of whether the entity is a VIE is based on whether the entity has sufficient equity to finance its activities without additional subordinated financial support provided by any parties.
- You disclose that when a fund is considered a VIE the fund's investors are generally deemed to be the primary beneficiary.  Given that you also seem to disclose that the limited partners have no substantive participating rights and kick out rights and as the general partner, you have operational discretion and control of the fund, please expand your disclosure to discuss how you concluded that you are not the primary beneficiary under this accounting literature.
- Revise to more clearly disclose the circumstances under which any previous consolidated entities were deconsolidated during the periods presented.

34.    Please clarify, if true, in cases where a fund is not considered to be a VIE you *presume control as the general partner* unless the limited partners are granted substantive kick out or participating rights.   Clearly identify the accounting literature and consolidation model on which you analyze these entities for consolidation.

Performance Fees, page F-17

35.    You disclose here that as of December 31, 2013 and 2012, no amounts have been accrued for clawback obligations.  Similar to your discussion under risk factor on page 27 titled, "*We may need to pay "clawback" obligations if and when they are triggered under the*

*governing agreements…"*, please expand your disclosure to quantify the maximum possible amount of carried interest subject to clawback.

36.     Revise your annual and interim footnotes to more clearly explain the factors that result in recording negative performance fee revenue and to quantify the amount of negative performance fees recorded during each period.  In particular, we note the negative revenue reported on a standalone basis for the quarter ended March 31, 2014.

Medley LLC and Medley GP Holdings LLC

Combined and Consolidated Financial Statements for the period ended March 31, 2014

37.     Revise your interim financial statements to address the above comments as applicable.

Notes to Combined and Consolidated Financial Statements, page F-47

Note 15 - Subsequent Events, page F-74

38.     You disclose that Medley GP Holdings LLC was contributed to Medley LLC on May 29, 2014. Please tell us and revise your disclosure to discuss how you plan to account for this contribution in your financial statement presentation.

Exhibits

39.     Please include the unit award agreements dated January 7, 2013 referred to on page 129 as exhibits.

40.     Please provide us with copies of your material contracts, including the operating agreements for your material funds and permanent financing vehicles.  Alternatively, please provide us with your analysis as to why these agreements do not represent material contracts under Item 601(b)(10) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
For

Suzanne Hayes
Assistant Director